As Filed with the Securities and Exchange Commission on May 27, 2004.
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------
                         KABUSHIKI KAISHA SHINSEI GINKO
   (Exact name of issuer of deposited securities as specified in its charter)

                              SHINSEI BANK, LIMITED
                   (Translation of issuer's name into English)

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                           Proposed maximum      Proposed maximum       Amount of
                 Title of each class of                  Amount             Aggregate price         aggregate          registration
              Securities to be registered           to be registered         per unit (1)         offering price (1)       fee
-----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American       50,000,000                $.05               $2,500,000            $316.75
Depositary Receipts, each American Depositary           American
Shareevidencing two common shares of Shinsei           Depositary
Bank, Limited                                            Shares
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET


                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:


         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (4), (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13) and (15)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraph  (11)
                  inspect the transfer  books of the
                  Depositary  and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------



         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)


Item 2. Available Information

                                                            Location in Form of
                                                            American Depositary Receipt
         Item Number and Caption                            Filed Herewith as Prospectus
         -----------------------                            ----------------------------
2(a)     Statement that Shinsei Bank, Limited furnishes     Paragraph (11)
         the Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Shinsei Bank, Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among Shinsei Bank, Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 13, 2004.

                                               By: THE BANK OF NEW YORK,
                                                     as Depositary

                                               By: /s/ Vincent J. Cahill, Jr.
                                                   -----------------------------
                                                   Name:  Vincent J. Cahill, Jr.
                                                   Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Shinsei Bank, Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on May 13, 2004.

                                          SHINSEI BANK, LIMITED

                                          By: \s\  Masamoto Yashiro
                                              ----------------------------------
                                              Name:  Masamoto Yashiro
                                              Title: Chairman, President and CEO

      Each of the undersigned hereby constitutes and appoints each of Masamoto Yashiro and John E. Mack as his true and lawful attorney-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 13, 2004.

Name                                        Title
----                                        -----

\s\ Masamoto Yashiro                        Chairman, President and CEO
---------------------------                 (Principal Executive Officer)
Masamoto Yashiro

\s\ John E. Mack                            Chief Financial Officer
---------------------------                 (Principal Financial Officer and
John E. Mack                                Principal Accounting Officer)

\s\ Teruaki Yamamoto                        Senior Managing Director
---------------------------
Teruaki Yamamoto

Name                                        Title
----                                        -----

\s\ Tadashi Ishikuro                        Director
---------------------------
Tadashi Ishikuro

\s\ Timothy C. Collins                      Director
---------------------------
Timothy C. Collins

\s\ J. Christopher Flowers                  Director
---------------------------
J. Christopher Flowers

\s\ Akira Aoki                              Director
---------------------------
Akira Aoki

\s\ Takashi Imai                            Director
---------------------------
Takashi Imai

\s\ Minoru Makihara                         Director
---------------------------
Minoru Makihara

\s\ Nobuaki Ogawa                           Director
---------------------------
Nobuaki Ogawa

\s\ Michael J. Boskin                       Director
---------------------------
Michael J. Boskin

                                            Director
---------------------------
Emilio Botin

\s\ Donald B. Marron                        Director
---------------------------
Donald B. Marron

                                            Director
---------------------------
Martin G. McGuinn

                                            Director
---------------------------
David Rockefeller

\s\ Noritaka Kumamoto                       Chief Representative, New York
---------------------------                 Representative Office (Authorized
Noritaka Kumamoto                           Representative in the United States)
399 Park Avenue
27th Floor, New York, NY 10022

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(2) Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.